Sophia Hudson, P.C. To Call Writer Directly: +1 212 446 4750 sophia.hudson@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

August 19, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention:	Tracey Houser,

Brian Cascio,

Dillon Hagius,

Suzanne Hayes

Re:	Evotec S.E.

Draft Registration Statement on Form F-1

Submitted July 9, 2021

CIK No. 0001412558

Dear Ms. Houser, Mr. Cascio, Mr. Hagius, and Ms. Hayes:

On behalf of our client, Evotec S.E. (the “Company”), we set forth below the Company’s responses to the letter, dated August 10, 2021, containing the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form F-1 confidentially submitted by the Company on July 9, 2021 (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

Austin    Bay Area    Beijing    Boston    Brussels     Chicago    Dallas    Hong Kong    Houston    London    Los Angeles    Munich     Paris    Shanghai    Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 19, 2021

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comments and is confidentially submitting an amendment to the Draft Registration Statement (the “Amendment”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Draft Registration Statement on Form F-1

Market Industry Data, page v

1.	Staff’s comment: Please revise to clarify that you are liable for industry, market and competitive information regardless of whether or not you independently verified the information.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page v of the Amendment.

Prospectus Summary

Overview, page 1

2.

Staff’s comment: Please explain why the 15 pipeline assets in clinical development do not all appear in your pipeline table on page 115. If you have terminated development of any of such product candidates, please clarify this information in your summary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 1 and respectfully advises the Staff that the table is only intended to include “Selected Key Pipeline Assets.” Certain of the Company’s clinical pipeline assets are not publicly disclosed by its partners.

3.

Staff’s comment: Please explain the basis for your statements that you are an “industry leading drug discovery and development partner,” your operations constitute “one of the most comprehensive and technologically advanced innovation hubs in the pharmaceutical and biotechnology industry;” your drug candidates can be created at a more affordable cost and at a faster speed; your pipeline has the potential to become one of the largest royalty-generating pools of products in the industry; you are the “partner of choice for leading pharmaceutical companies, small and large biotechnology companies, startups, academic institutions, patient advocacy groups, venture capitalists as well as foundations and mission driven not-for-profit organizations;” and your platform has “unparalleled breadth and depth.”

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 19, 2021

Response: The Company acknowledges the Staff’s comment and provides the following support for each of the aforementioned statements:

•

“Industry leading drug discovery and development partner”: The Company’s management team has concluded that it is an industry leader based on the Company’s comprehensive suite of technologies and offerings and as evidenced by the fact the Company has over 800 partners across the biopharma industry.

•

“one of the most comprehensive and technologically advanced innovation hubs in the pharmaceutical and biotechnology industry”: The Company believes it is one of very few companies that offers services in chemistry, biology, transcriptomics, proteomics, iPSC-based disease modelling with multi-modality expertise across small molecules, biologics, antisense, cell and gene therapy. This uniquely broad offering of services is further distinguished by the Company’s proprietary artificial intelligence and machine learning capabilities that facilitate data generation, data analytics and efficacy prediction. The Company has also received feedback and commentary from partners testifying to the Company’s comprehensive service.

•

“drug candidates created more affordably and quicker”: The Company’s proprietary platforms allow it to identify drug candidates faster and at reduced costs. A white paper which we published with Bayer on our Endometriosis collaboration displayed our ability to deliver candidates to IND at around half the cost and in up to 30% less time when compared to industry averages.

•

pipeline has potential to become one of the largest royalty-generating pools of products in industry: We compare our portfolio of pipeline assets with the pipelines of companies outlined in the “Competition” section. Each of these companies is active in the drug discovery industry and aims to develop pipelines on a stand-alone basis or in collaboration with partners . None of the pipelines of our competitors exceeds 25% of our pool of 130 pipeline assets.

•

“partner of choice for leading pharma companies (etc.)” - Over the course of the last three years, our multi-disciplinary network of collaborations has been expanded to over 800 partnerships across biopharma and academia, including each of the top 20 pharma companies (by 2020 revenue)

•

platform has “unparalleled breadth and depth” - Our competitors in the market for external drug discovery offer services or solutions with a limited scope focusing on discrete steps within the value chain and/or a limited focus on specific modalities. In contrast, our platform integrates standard technologies with disruptive, proprietary technologies within a holistic product suite to enable the development of potentially first and best-in-class therapeutics.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 19, 2021

Our Offering by Platform and Core Collaboration Route, page 5

4.

Staff’s comment: You mention that your “lead cell therapy candidate” in your EvoCells program “is a regenerative therapy being developed for type 1 diabetes” on page 4. Please clarify that the candidate is in preclinical development.

Response: The Company acknowledges the Staff’s comment and has accordingly revised the disclosure on pages 3 and 98 of the Amendment.

5.

Staff’s Comment: Please delete the statement that approval of EVT201 could come as early as 2024. Approval is solely within the authority of the FDA, and speculating on FDA approval is not appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 99 of the Amendment.

Our Offering by Platform and Core Collaboration Route, page 5

6.	Staff’s comment: Many of your tables include print that is not legible. Please revise the following tables to use a font size that is legible:

•	Our Offering by Platform and Core Collaboration Route (pages 5 and 92);

•	Overview of Capabilities and Expertise in our Innovation Hub (page 97);

•	EVOiR&D platform (page 98);

•	J.Design (page 105);

•	The EVO royalty “Iceberg” is Constantly growing (page 114); and

•	Novel technology modality table (page 117).

Response: The Company acknowledges the Staff’s comment and has increased the image resolution to make the print in the tables legible.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 19, 2021

Our growth strategy, page 6

7.

Staff’s comment: You state on page 6 that “through EVOroyalty and EVOequity, we are able to broaden our comprehensive de-risked pipeline of assets.” Please explain what you mean by “de-risked.” It is not appropriate to convey that your candidates are not without development risk. Similarly address the “de-risking” language on pages 94 and 111.

Response: The Company acknowledges the Staff’s comment and has revised pages 6 and 101 accordingly.

Use of Proceeds, page 63

8.

Staff’s comment: We note your disclosure that you intend to use the proceeds from the offering to expand your scale and presence in the US, build additional J.POD capacity, invest in your technology platforms, accelerate pipeline activities and expand our EVOequity investments. Please quantify the amount of proceeds you expect to use for each designated use and more specifically explain what each entails. For example, does expanding your scale, presence and capacity involve acquiring/building new facilities and/or acquiring significant equipment? To the extent that you plan to use a material portion of the proceeds to fund the development of a specific pipeline candidate, please separately quantify the amounts you expect to allocate to each product candidate and specific how far in the clinical development for each of these product candidates you expect to reach with the proceeds of this offering. To the extent you have specific plans to expand your EVOequity investments, please provide more information about your planned investments.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the Use of Proceeds on pages 63. The Company notes that it does not intend to use any offering proceeds to fund the development of a specific pipeline candidate. The Company has no specific plans with respect to potential EVOequity investments, but is continually evaluating potential targets for future investments.

Capitalization, page 65

9.	Staff’s comment: Please provide a footnote that discloses the components of total debt included in the table.

Response: In response to the Staff’s comment, the Company has added footnote disclosure on page 65 of the Amendment.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 19, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Metrics and Non-IFRS measures, page 72

10.

Staff’s comment: Please revise your reconciliation of EBITDA from net income (loss) to only exclude interest, taxes, depreciation and amortization with the other adjustments included in the portion of the reconciliation from EBITDA to adjusted EBITDA. Refer to Question 103.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations for guidance.

Response: In response to the Staff’s comment, the Company has revised the disclosure adjustments to EBITDA, on page 74 of the Amendment.

11.

Staff’s comment: Please tell us why you have not included an adjustment for the R&D tax credits when calculating Adjusted EBITDA. Refer to Question 100.03 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations for guidance.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it receives benefits from fiscal authorities in France, Italy, Germany and the U.K. for specific innovative research activities, which is granted not only for research and development expenses but also for customer work reported under costs of revenue. The amounts received from these authorities have remained relatively constant over time and are a continuous benefit for innovative drug discovery companies like Evotec. These benefits are part of how management evaluates and compares the financial performance and makes strategic decisions regarding operations in specific countries. As a result, the Company has concluded that Adjusted EBITDA should not include an adjustment for such amounts.

Our Operating Segments, page 74

12.	Staff’s comment: Please disclose the nature of the adjustments in the table for the Recharges.

Response: Recharges represent costs Evotec incurred in connection with supplying goods and services to its customers and which Evotec then charges to its customers. Previously, these costs were excluded from segment-level reporting, however in 2021, management changed its presentation of segment information to include recharges in the segments. Following this change in reporting, the amounts of segment revenues and costs of revenues for previous periods have been restated accordingly to give effect to the impact of recharges. The Company has modified its disclosure on pages 75, 76, F-41 and F-42 of the Amendment.

Components of Results of Operations, page 75

13.

Staff’s comment: Please expand your disclosure of cost of revenue to explain what differentiates expenses recorded as cost of sales from those recorded as research and development expenses for the EVT Innovate segment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the Amendment.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 19, 2021

Comparison of the Years Ended December 31, 2020 and 2019, page 78

14.

Staff’s comment: Please expand your analyses provided at the consolidated and segment levels to quantify the impact of the factors impacting the line items discussed when multiple factors contribute positively and/or negatively to the change being discussed. Refer to Item 303(b)(2) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 83-87 of the Amendment.

15.

Staff’s comment: Please expand your table at the top of page 80 to disclose the amount of R&D expense recognized for each product candidate and platform for each period presented. Costs related to insignificant product candidates or platforms may be aggregated into one line item.

Response: In response to the Staff’s comment, the Company has added disclosure on page 85 of the Amendment to clarify that no single project accounted for more than 4.7% of total R&D expenses in 2020 (2019: 5.7%, for a different project).

Critical Accounting Policies and Use of Estimates, page 86

16.

Staff’s comment: We note your disclosure in Note 15 on page F-41 that Aptuit Execute’s goodwill balance of €126.1 million has a recoverable amount in excess of the carrying amount of €5.7 million. Please provide a discussion of the potential events and/or changes in circumstances specific to Aptuit Execute and could reasonably be expected to negatively affect the key assumptions resulting in the recognition of a material impairment charge. Refer to Item 303(b)(3) of Regulation S-K and Sections 501.02, 501.12.b.3 and 501.14 of the Financial Reporting Codification for guidance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 92 of the Amendment.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 19, 2021

EVOpanOmics - Industrialized high-throughput multi-omics platform, page 100

17.

Staff’s comment: Please expand your disclosure to describe your partnerships with Bayer, NovoNordisk, Chinook Therapeutics and the joint venture with Vifor Pharma. The description of these partnerships should include the following:

•	description of the partnership goal(s);

•	identification of any of your pipeline assets related to the partnership;

•

description and quantification of the benefits and obligations under the agreement, including quantifying payments made to date, aggregate potential milestone payments, royalty rates or applicable ranges; and

•	term and termination provisions.

File these agreements as exhibits or provide an analysis supporting your determination that they are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comments 17, 18, 20, 21, 22, 23, 24 and 28, each of which each seeks additional information from the Company regarding certain partnerships and asks for an analysis supporting the Company’s determination that the agreements governing these partnerships are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K. In response to such comments, the Company has enhanced its disclosure concerning its partnerships to add descriptions of the relevant partnership goals and identify the clinical pipeline assets relevant to each partnership. The Company respectfully advises the Staff that many of its pipeline assets are in discovery or pre-clinical stages and, as such, it would not be material to investors to identify what partnerships those pipeline assets relate to. The Company has also further revised its disclosure on pages 109-110 of the Amendment to underscore that the Company’s obligations under its collaboration agreements are generally limited to discovery and pre-clinical development of the relevant pipeline asset, and once the pipeline assets are advanced for clinical development, the Company has no additional obligations under its agreements.

The Company respectfully advises the Staff that none of its agreements with its partners, including those with Bayer, Chinook Therapeutics and Vifor Pharma, is a material contract as defined under Item 601(b)(10) of Regulation S-K, other than a limited number of agreements that are solely material because they were entered into with a related party (Novo Nordisk, a subsidiary of Novo Holdings), which the Company intends to include as exhibits to the Registration Statement in a future submission.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 19, 2021

Item 601(b)(10)(i) provides that a material contract is “every contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement….” Additionally, Item 601(b)(10)(ii) clarifies that if an agreement is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to be made in the ordinary course of business, and therefore not required to be filed, unless the agreement is, among other things, one “upon which the registrant’s business is substantially dependent,” The Company agreements with its partners are entered into in the ordinary course of business, and the Company is not substantially dependent on any single one of them.

As described in the Registration Statement, the Company has entered into a large number of license and/or collaboration agreements pursuant to which it may be entitled to milestone and royalty payments. In fact, the Company has entered into over 20 of such agreements.

The Company is not dependent on revenues earned under these contracts, either as a percentage of revenue that it has earned (or expects to earn) or to generate the cash required to fund its operations. During the period covered by the financial statements included in the Registration Statement, the Company derived approximately 8.7%, 6.0% and 3.7% of its revenues from contracts with customers in the years 2019, 2020 and the first six months of 2021, respectively, from milestone, upfront and license payments (and earned no royalties) in the aggregate from all its of partnerships. Milestone, upfront and license revenues earned from any individual partner did not account for more than 4.2% of revenues from contracts with customers in any one of these periods. Furthermore, the Company does not anticipate, based on its current collaborations and strategy, that the revenues from any individual collaboration agreement will be more than a de minimis percentage of the Company’s overall revenues from contracts with customers in future periods.

Case Study: Leading position in the field of Chronic Kidney Disease, page 101

18.

Staff’s comment: Please expand the discussion of the collaboration with the National Unified Renal Translation Research Enterprise to identify the goals of the agreement, describe and quantify the benefits and obligations and disclose the term and termination provisions. Please file the agreement as an exhibit or provide an analysis supporting your determination that it is not required to be filed.

Response: The Company has revised page 109 to describe in more detail the collaboration with the National Unified Renal Translation Research Enterprise (“NURTuRE”).

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 19, 2021

The Company respectfully directs the Staff to its response to comment 17 above concerning Item 601(B)(10) of Regulation S-K. The collaboration with NURTuRE aims to develop a comprehensive patient derived database in the field of CKD. As such, the collaboration is one in the ordinary course of the Company but not one upon which the Company is substantially dependent. The agreement is therefore not a material contract within the meaning of Item 601(b)(10).

19.

Staff’s comment: We note that the consortium participants include leading kidney disease companies. Additionally, we note your statement that you have the unique opportunity to analyze the data sets in the CKD database long before they become public. Please confirm that the other kidney disease companies do not have similar access to the data sets or delete the statement that accessing these data sets is a unique opportunity.

Response: The Company acknowledges the Staff’s comments and has removed the statement that access to the data set is a unique opportunity as this access is available to some other consortium members.

J.POD - Manufacturing and Plant Design, page 106

20.

Staff’s comment: Please expand your disclosures relating to your agreements with Merck & Co, ABL, Ology Biosciences, the Department of Defense and the Bill & Melinda Gates Foundation to identify the goals and describe the benefits and obligations under these agreements, including quantifying all payments to be made and received. File the agreements as exhibits or provide an analysis supporting your determination that the agreements are not required to be filed.

Response: The Company acknowledges the Staff’s comment and has revised page 116 to describe in more detail its agreements with Merck & Co, ABL, Ology Biosciences, the Department of Defense and the Bill & Melinda Gates Foundation.

The Company respectfully directs the Staff to its response to comment 17 above concerning Item 601(B)(10) of Regulation S-K. The collaborations with Merck & Co, ABL, Ology Biosciences, the Department of Defense and the Bill & Melinda Gates Foundation each involve the Company’s services in drug discovery for its partners. Each agreement is therefore in the ordinary course of the Company’s operation and none is one upon which the Company’s business is substantially dependent. As such, the agreements are not a material contracts within the meaning of Item 601(b)(10).

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 19, 2021

Case Studies, page 112

21.	Staff’s comment: Confirm that the other collaborative arrangements are not material or expand your disclosure to describe all of your collaborative arrangements.

Response: The Company has carefully considered the Staff’s comment and reviewed whether its existing collaborative arrangements would be material to investors. The Company does not expect the total aggregate revenues it receives from its collaborative arrangements to exceed 10% of total company revenues in the near term. Therefore, the Company respectively advises that none of the Company’s collaborative arrangements individually is material.

Bayer - Expansion of Original Collaboration Across the Development Spectrum and Across Multiple Therapeutic Areas, page 113

22.	Staff’s comment: Please expand your discussion to provide the following information:

•	Identify any of your pipeline assets related to the agreement;

•	Was the third candidate entering clinical trials considered to be the goal, because it resulted in the last milestone payment, are there any royalty provisions related to these product candidates?

•	Quantify milestone payments received to date;

•	Narrow the disclosure of the sales royalty provision range to a range that does not exceed ten percentage points;

•	Disclose when the royalty provisions expire.

Additionally, file the agreement as an exhibit or explain the basis for your believe that the agreement is not required to be filed.

Response: The Company has revised page 122 to describe in more detail the Bayer case study.

The Company acknowledges the Staff’s comment and respectfully directs the Staff to its response to comment 17 above and advises that none of the Company’s collaboration partnerships is material and the case studies provided are illustrative.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 19, 2021

BMS - Validation for Proprietary Technology Platforms (EVOpanHunter and iPSC), page 113

23.

Staff’s comment: Please identify any pipeline assets related to the agreement, quantify the amounts paid to date and the amount of potential milestones. Provide a royalty range or indicate that you are not entitled to royalty payments and disclose when the royalty provisions expire. File the agreement as an exhibit or provide your basis for your belief that it is not required.

Response: The Company acknowledges the Staff’s comment and has revised pages 122-123 to describe the pipeline assets being developed pursuant to the collaboration with BMS.

The Company respectfully directs the Staff to its response to comments 17 and 22 above concerning the materiality of its collaboration agreements. The Company advises that its agreements with its collaborators are not material and the case studies provided in the Registration Statement are illustrative.

Exscientia Shared Economy through EVOequity and EVOiR&D, page 114

24.

Staff’s comment: Please expand your disclosure to further explain the nature of your agreement(s) with Exscientia. We note that you include it as a pipeline asset, which appears to indicate you are entitled to milestone payments and/or royalties. Please revise the description of your agreement with Exscientia to identify the pipeline assets related to your agreements, the royalty rate and when the royalty provisions expire. Quantify the percentage of the outstanding shares of Exscientia that you hold. File the related agreements or explain the basis for your belief that they are not required.

Response: The Company respectfully directs the Staff to its response to comment 17, 22 and 23 above concerning the materiality of its collaboration arrangements and the milestone and royalty payments thereto.

Overview of Key Pipeline Assets, page 115

25.	Staff’s comment: Please clarify which of these pipeline assets you wholly own and, alternatively, which of these pipeline assets you have the right to receive royalty and/or milestone payments.

Response: In response to the Staff’s comment, the Company has revised the disclosure of key pipeline assets on page 126 of the Amendment to clarify that the unpartnered assets are wholly owned.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 19, 2021

26.	Staff’s comment: Please revise your table to ensure that the identification of your partners is legible.

Response: The Company acknowledges the Staff’s comment and has improved the image resolution to make the text legible.

EVOequity, page 116

27.

Staff’s comment: We note your disclosure that you have invested in 25 portfolio companies. However, the table on page 117 includes 19 companies and one joint venture. Please quantify your investment in each portfolio company, describe the terms of your joint venture and explain why you have not identified the additional six companies.

Response: The Company has revised the disclosure in the table on page 127 to include equity investments in 25 legal entities as of June 30, 2021. The discrepancy in the previous numbers was a result of the number of equity investments being described as of different dates. The Amendment provides the number of equity investments as of June 30, 2021 throughout. The Company advises that the Amendment mentions 24 equity investments given that the investment in Fibrocor relates to two separate legal entities. As disclosed on the page 110 of the Amendment, the Company’s collaboration with Vifor Pharma is a 50/50 joint venture. The Company respectfully directs the Staff to its response to comment 17 above concerning the materiality of its collaborations.

LAB282, page 118

28.

Staff’s comment: Please revise your discussion to describe the benefits and obligations under your agreement with Oxford University Innovation and Oxford Science Innovation and disclose the term and any termination provisions. To the extent the agreement relates to any of your pipeline assets, please identify such assets. File the agreement or provide an analysis supporting your determination that it is not required to be filed.

Response: The Company acknowledges the Staff’s comment and has revised page 128 to describe the pipeline assets being developed pursuant to the collaboration with Oxford University Innovation and Oxford Science Innovation. The Company respectfully directs the Staff to its response to comment 17 above.

Intellectual Property, page 119

29.

Staff’s comment: We note your disclosure that your patent portfolio includes “more than 60 patent families, each of which includes at least one filing in the United States or Europe, and several of which are pending or granted in multiple jurisdictions.” Please disclose all material patent information for those 60 families including the type of patent protection you have (e.g., composition of matter, method, or use), the expiration of such patents, and the specific foreign jurisdictions in which these patents have been issued and/or are pending. In this regard, it may be useful to provide this disclosure in tabular form.

Response: In response to the Staff’s comment, the Company has reviewed its existing patents and has determined that none would be material to investors.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 19, 2021

Financial Statements

(3) Significant accounting policies

-Revenues from contracts with customers, page F-20

30.

Staff’s comment: Please expand your disclosures on page F-21 under the main assumptions section to provide a discussion of how the stage of completion of contracts with service fees, FTE-based research payments as well as deliverable kind of services is determined. Refer to IFRS 15.124 for guidance.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures related to estimates for revenues on page F-25 of the Amendment.

(4) Segment information, page F-26

31.

Staff’s comment: Please provide (a) the general information required by IFRS 8.22 for each of your operating segments; and (b) the measure of total assets and liabilities for each operating segment in accordance with IFRS 8.23-.27.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-40 of the Amendment.

32.

Staff’s comment: We note that you have included four profit/(loss) measures for your operating segments. Please revise this presentation to include only one measure of profit/(loss) for your operating segments that is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your consolidated financial statements. Refer to IFRS 8.26 for guidance.

Response: The Company acknowledges the Staff’s comment and in order to reduce the prominence of the line items in the selected income statement information by segment, the Company has eliminated the bolding of subtotal lines. The Company respectfully advises the Staff that the disclosure operating measure used is Adjusted EBITDA as disclosed on pages F-41 and F-42.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 19, 2021

(5) Acquisitions, page F-29

33.

Staff’s comment: We note your disclosure that the fair value of the assets and liabilities acquired other than customer list and developed technologies intangible assets were determined on the basis of the net book values at the date of acquisition. Please expand your disclosures to explain how you determined that the net book value of the assets and liabilities acquired represented fair value. Refer to IFRS 3.18 for guidance. Also tell us your consideration of the fair value of the contracts acquired as intangible assets or liabilities. In this regard, we note your inclusion of contract liabilities and deferred income. Refer to IFRS 3.B31—.B40 for guidance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-43 and F-44 of the Amendment. The Company respectfully advises the Staff that the fair value of the contracts acquired is based on the amount of future revenues from long-term customer relationships as well as the fair value of the order backlog, which were, in each case, reduced by revenues from contract liabilities. Deferred income is related to agreements for which payments were received in advance.

(14) Intangible assets, excluding goodwill, page F-38

34.	Staff’s comment: Please tell us how you determined that the favourable contracts intangible asset has an estimated useful life of 41.5 years.

Response: The Company respectfully advises the Staff that the favourable contracts intangible is based on a free rent agreement that had a remaining non-cancelable lease term of 41.5 years at the date of acquisition of 100% shares in the Aptuit Group.

(20) Income Taxes, page F-44

35.

Staff’s comment: Please explain the nature of the taxable income not recognized in income before tax in 2020 and the hidden reserves from in-kind contribution of assets and how this impacted your effective tax rate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-59 of the Amendment.

(23) Revenues from contracts with customers, page F-50

36.

Staff’s comment: Please provide disclosures for each of your material license and/or collaboration agreements that include the nature of the contract and the material terms, including each parties’ rights and obligations; financial terms, including upfront payments, potential milestone payments and royalty rate or range not to exceed 10 percent; the duration of the agreement and royalty term; and termination clauses. Refer to IFRS 15.110 for guidance.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff to its response to comment 17 above and advises that none of the Company’s collaboration partnerships is material and the case studies provided are illustrative.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 19, 2021

(29) Fair Values, page F-58

37.	Staff’s comment: Please explain to us why the fair value hierarchy level for cash and cash equivalents and many of the current assets and liabilities would be considered a level 3.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-73 of the Amendment.

(31) Commitments and contingencies

(b) Other commitments and contingencies, page F-61

38.

Staff’s comment: We note your disclosure on page 85 regarding the agreements to license or acquire third-party intellectual property utilized in your business. For each material agreement, please disclose the nature of the contract and the material terms, including each parties’ rights and obligations; financial terms, including upfront payments, potential milestone payments and royalty rate or range not to exceed 10 percent; the duration of the agreement and royalty term; and termination clauses.

Response: The Company respectfully directs the Staff to its response to comment 17 above concerning the materiality of the Company’s collaboration agreements with its partners.

39.	Staff’s comment: Please provide the disclosures required by IAS 37.86 for the ongoing tax audits.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-61 of the Amendment.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 19, 2021

General

40.

Staff’s comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company is supplementally providing the Staff, under separate cover, with a copy of the written communications, as defined in Rule 405 under the Securities Act, that have been presented to date by the Company, or individuals authorized to act on the Company’s behalf, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that the Company, or anyone authorized to act on the Company’s behalf, presents any such written communications to potential investors in reliance on Section 5(d) of the Securities Act after the date hereof, the Company will supplementally provide the Staff with copies of any such written communications.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 19, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding this matter, please contact the undersigned at (212) 446-4750 or by e-mail at sophia.hudson@kirkland.com.

Sincerely,

/s/ Sophia Hudson
Sophia Hudson, P.C.

VIA E-MAIL

cc:	Werner Lanthaler

Enno Spillner

Evotec S.E.

Morgan Hill

Kirkland & Ellis LLP

Nathan Ajiashvili

Alison Haggerty

Latham & Watkins LLP